UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant’s name into English)

33 Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 30, 2025, Spotify Technology S.A. (the “Company”) announced that effective as of January 1, 2026, Daniel Ek will step down as Chief Executive Officer and will become Executive Chairman of the Company. Also effective as of January 1, 2026, Alex Norström and Gustav Söderström will be promoted to the roles of co-Chief Executive Officers of the Company. The Company also announced that the Board of Directors (the “Board”) of the Company has nominated Messrs. Norström and Söderström to join the Board, subject to shareholder approval.

The press release regarding these changes is attached as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated September 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: September 30, 2025	By:	/s/ Kevan Choset
	Name:	Kevan Choset
	Title:	General Counsel